MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

**Financial Statements and
Supplementary Schedules
December 31, 2019**

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MarketAxess Corporation**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

55 Hudson Yards, 15th Floor

(No. and Street)

10001

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER N. GEROSA   212-813-6343

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, middle name)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Antonio L. DeLise</u>   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
<u>MarketAxess Corporation</u>   , as

of <u>December 31</u>   , 20 <u>19</u>   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



_____
Signature

Chief Financial Officer


Notary Public

ELIZABETH A FARRELL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01FA6147437
Qualified in New York County
Commission Expires June 05, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of MarketAxess Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MarketAxess Corporation (the "Company") as of December 31, 2019, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange

PricewaterhouseCoopers LLP, *300 Madison AvenueNew York, New York 10017-6204*
T: 646 471 3000; F: 813 286 6000 Rightfax, www.pwc.com/us



Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 24, 2020

We have served as the Company's auditor since 2000.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 61,018,585
Deposit with clearing broker	500,000
Investments, at fair value	61,142,854
Accounts receivable, including accounts receivable from affiliates of $1,611,186, net of allowance of $51,861	51,246,979
Equipment, net of accumulated depreciation of $36,566,124	12,369,652
Software development costs, net of accumulated amortization of $77,606,266	23,878,675
Prepaid expenses and other assets	9,663,533
Total assets	**$219,820,278**

Liabilities and Shareholder's Equity

Liabilities

Accrued employee compensation	$ 27,571,345
Deferred revenue	2,131,172
Accounts payable and other liabilities, including accounts payable to affiliates of $16,987,166	21,320,493
Deferred tax liabilities, net	3,144,023
Total liabilities	**54,167,033**

Shareholder's Equity

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in-capital	83,383,830
Retained earnings	82,269,405
Total shareholder's equity	**165,653,245**
Total liabilities and shareholder's equity	**$219,820,278**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Operations
Year Ended December 31, 2019

Revenues		
Commissions	$	407,593,886
Information services		11,641,408
Investment income		2,151,667
Other, including $2,066,381 from affiliates		4,352,747
Total revenues		**425,739,708**
Expenses		
Employee compensation and benefits		70,147,682
Service agreement fees to affiliates		56,984,287
Technology and communications		23,189,345
Depreciation and amortization		20,724,626
Marketing and advertising		8,324,216
General and administrative		10,586,150
Professional and consulting fees		7,538,589
Clearing costs		6,144,581
Occupancy		7,733,628
Total expenses		**211,373,104**
Income before provision for income taxes		**214,366,604**
Provision for income taxes		55,887,299
Net income	$	**158,479,305**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2019

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
	Shares	Amount			
Balance, December 31, 2018	1,000	$ 10	$83,383,830	$ 88,790,100	$ 172,173,940
Dividends paid to MarketAxess Holdings Inc.	—	—	—	(165,000,000)	(165,000,000)
Net income	—	—	—	158,479,305	158,479,305
Balance, December 31, 2019	**1,000**	**$ 10**	**$83,383,830**	**$ 82,269,405**	**$ 165,653,245**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities

Net income	$ 158,479,305
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	20,724,626
Deferred tax liabilities, net	1,684,804
Provision for bad debts	287,185
Other	(736,810)
Changes in operating assets and liabilities:	-
(Increase) in accounts receivable	1,491,541
(Increase) in prepaid expenses and other assets	(2,530,084)
Decrease in trading investments	13,009,893
(Increase) in mutual funds held in rabbi trust	(934,694)
Increase in accrued employee compensation	3,750,233
Increase in deferred revenue	208,513
Increase in accounts payable and other liabilities	6,349,485
Net cash provided by operating activities	**201,783,997**
Cash flows from investing activities	
Purchases of equipment	(9,486,541)
Capitalization of software development costs	(18,541,356)
Net cash (used in) investing activities	**(28,027,897)**
Cash flows from financing activities	
Dividends paid to MarketAxess Holdings Inc.	(165,000,000)
Net cash (used in) financing activities	**(165,000,000)**
Net increase in cash and cash equivalents	8,756,100
Cash and cash equivalents including restricted cash	
Beginning of year	52,762,485
End of year	**$ 61,518,585**
Supplemental cash flow information	
Cash paid during the year for income taxes	$ 632,922

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in the State of Delaware in September 1997 and operates a leading electronic trading platform delivering expanded liquidity opportunities, improved execution quality and significant cost savings across global fixed-income markets. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competing executable bids or offers from multiple broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. The Company's patented trading technology provides access to global liquidity on its platform in U.S. investment grade bonds, U.S. high-yield bonds, U.S. Treasuries, emerging market debt, Eurobonds and other fixed-income securities. Through its Open Trading™ protocols, the Company executes bond trades between and among institutional investor and broker-dealer clients in the leading all-to-all anonymous trading environment in corporate bonds. The Company provides fixed-income market data, analytics and compliance tools to assist clients with trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Accounting Pronouncements, Recently Adopted
In August 2018, the FASB issued ASU 2018-15, "Intangibles—Goodwill and Other—Internal-Use Software: Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract" ("ASU 2018-15"). The standard requires the capitalization of implementation costs incurred in a cloud computing arrangement to be aligned with the requirements for capitalizing costs incurred to develop or obtain internal-use software. The updated guidance is effective for annual and interim reporting periods beginning after December 15, 2019, with early adoption permitted. The Company adopted ASU 2018-15 effective July 1, 2019 on a prospective basis. The adoption of this guidance did not have a material impact on the Company's Financial Statements.

In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02") requiring lessees to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. The Company adopted ASU 2016-02 effective January 1, 2019 using the modified retrospective transition approach. The adoption of this guidance did not have a material impact on the Company's Financial Statements.

Accounting Pronouncements, Not Yet Adopted as of December 31, 2019
In January 2017, the FASB issued ASU 2017-04, "Intangibles-Goodwill and Other" ("ASU 2017-04"). ASU 2017-04 simplifies the testing for goodwill impairment. The guidance will be effective for the Company beginning January 1, 2020. The adoption of this guidance is not expected to have a material effect on the Company's Consolidated Financial Statements.

Cash and Cash Equivalents
Cash and cash equivalents include cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to its deposits at this bank. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Investments, at Fair Value

Trading investments are recorded in the Statement of Financial Condition on the trade date and include investment grade corporate debt securities and U.S. Treasuries. Investments are carried at fair value, with realized and unrealized gains or losses included in other revenues in the Statement of Operations.

Fair Value Measurements

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds and trading securities. These financial instruments are short-term in nature and the carrying amount is reported on the Statement of Financial Condition at approximate fair value.

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expenses in the Company's Statement of Operations.

Deposit with Clearing Broker

The deposit with a clearing broker consists of cash on deposit with a third-party clearing broker with whom the Company maintains a securities clearing agreement.

Depreciation

Equipment is carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs and Amortization

The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third-party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Cloud Computing Costs

The Company capitalizes certain costs associated with cloud computing arrangements, including, among other items, employee compensation and related benefits and third-party consulting costs that are part of the application development stage. These costs are setup as a prepaid asset on the balance sheet and are amortized over the period of the hosting service contract. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

The Company's classification of revenues in the Statement of Operations represents revenues from contracts with customers disaggregated by type of revenue. The Company has three revenue streams as described below.

Commission Revenue. The Company charges its broker-dealer clients variable transaction fees for trades executed on its platform and, under certain plans, distribution fees or monthly minimum fees to use the platform for a particular product area. Variable transaction fees are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type, size, yield and maturity of the bond traded. Under the Company's disclosed trading transaction fee plans, bonds that are more actively traded or that have shorter maturities generally generate lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. Variable transaction fees, distribution fees and unused monthly fee commitments are invoiced and recorded on a monthly basis.

For trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns the commission through the difference in price between the two trades. The commission is collected upon settlement of the trade, which typically occurs within one to two trading days after the trade date. The following table presents commission revenue by fee type for the year ended December 31, 2019:

Commission revenue by fee type		
Variable transaction fees		
Disclosed trading	$	238,583,716
Open Trading - matched principal trading		74,576,526
Total variable transaction fees		313,160,242
Distribution fees and unused minimum fees		94,433,644
Total commissions	$	407,593,886

Information Services. Information services includes data licensed to the Company's broker-dealer clients, institutional investor clients and data-only subscribers. The nature and timing of each performance obligation may vary as these contracts are either subscription-based services transferred over time, and may be net of volume-based discounts, or one-time services that are transferred at a point in time. Revenues for services transferred over time are recognized ratably over the contract period as the Company's performance obligation is met whereas revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents information services revenue by timing of recognition for the year ended December 31, 2019:

Information services revenue by timing of recognition		
Services transferred over time	$	11,007,558
Services transferred at a point in time		633,850
Total information services revenues	$	11,641,408

Other Revenues – Other revenues primarily includes revenue from telecommunications line charges to broker-dealer clients, revenues received for services provided to affiliates and realized and unrealized gains or losses on trading securities.

Contract liabilities consist of deferred information services revenue that the Company records when cash payments are received or due in advance of services to be performed. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2018	Payments received in advance of services to be performed	Revenue recognized for services performed during the period	December 31, 2019
Total deferred revenue	$ 1,922,659	$ 6,798,551	$ (6,590,038)	$ 2,131,172

The majority of the Company's contracts are short-term in nature with durations of less than one-year. For contracts extending beyond one year, the aggregate amount of the transaction price allocated to remaining performance obligations was $41,742,467 as of December 31, 2019. The Company expects to recognize revenue associated with the remaining performance obligations over the next 31 months.

Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties in general and administrative expenses in the Statement of Operations.

The Company files consolidated federal and combined state and local income tax returns with its Parent and U.S. affiliates. Pursuant to a tax sharing agreement between the Company and the Parent, income tax expense recorded by the Company is determined on a separate company basis.

Stock-Based Compensation for Employees
The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent. Forfeitures are recognized as they occur.

Use of Estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principles ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk
The Company acts as a matched principal counterparty in connection with the Open Trading transactions that it executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades which then settle through a third-party clearing broker.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements
December 31, 2019

Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit and performance risks in its role as a matched principal trading counterparty to its Open Trading clients executing bond trades on its platform, including the risk that counterparties that owe the Company money or securities will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at this bank. As of December 31, 2019, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation limit of $250,000.

3.   Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2019, the Company had net capital of $63,659,792 which exceeded its required net capital of $3,219,204 by $60,440,588. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

The Company claims exemption from SEC Rule 15c3-3(k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

4.   Fair Value Measurements

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2:

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Money market funds	$43,692,685	$ —	$ —	$ 43,692,685
Trading securities:				
Corporate debt	—	3,103,110	—	3,103,110
U.S. Treasuries	—	55,304,769	—	55,304,769
Mutual funds held in rabbi trust	—	2,734,975	—	2,734,975
Total	$43,692,685	$61,142,854	$ —	$104,835,539

Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The mutual funds held in a rabbi trust represent investments associated with the Parent's deferred cash incentive plan (see Note 11). There were no financial assets classified within Level 3 during the year ended December 31, 2019.

The following is a summary of the Company's investments:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
As of December 31, 2019				
Corporate debt	$ 3,103,444 $	4 $	(338) $	3,103,110
U.S. Treasuries	54,737,605	567,164	—	55,304,769
Mutual funds held in rabbi trust	2,394,797	340,178	—	2,734,975
Total investments	$ 60,235,846 $	907,346 $	(338) $	61,142,854

The following table summarizes the fair value of the Company's investments based upon the contractual maturities as of December 31, 2019:

Less than one year	$	19,688,635
Due in 1 - 5 years		41,454,219
Total	$	61,142,854

Proceeds from the sales and maturities of investments during the year ended December 31, 2019 were $50,693,724.

The following table provides fair values and unrealized losses on corporate debt investments and by the aging of the securities' continuous unrealized loss position as of December 31, 2019:

	Less than Twelve Months		Twelve Months or More		Total	
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
Corporate debt	$1,425,134 $	(126)	$1,349,971 $	(212)	$2,775,105 $	(338)

The trading gains and (losses) related to the Company's corporate debt and U.S. Treasury investments for the year ended December 31, 2019 are as follows:

Net gains recognized during the period on investments	$	733,688
Less: Net realized gains recognized during the period on investments		13,888
Unrealized net gains during the reporting period on investments still held at the reporting date	$	719,800

5. Equipment

Equipment is comprised of the following:

Software licenses, computer and related equipment	$	19,484,271
Office hardware		29,451,505
Accumulated depreciation		(36,566,124)
Total equipment, net	$	12,369,652

For the year ended December 31, 2019, depreciation expense was $9,747,273.

6. Software Development Costs

Software development costs are comprised of the following:

Software development costs	$ 101,484,941
Accumulated amortization	(77,606,266)
Total software development costs, net	$ 23,878,675

For the year ended December 31, 2019 software development costs totaling $18,541,356 were capitalized and amortization expense recognized was $10,977,353. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations, respectively.

7. Income Taxes

The provision for income taxes consists of the following:

Current:	
Federal	$ 42,164,423
State and local	12,038,073
Total current provision	54,202,496
Deferred:	
Federal	1,445,006
State and local	239,797
Total deferred provision	1,684,803
Provision for income taxes	$ 55,887,299

The difference between the Company's reported provision for income taxes and the U.S. federal statutory rate of 21% is as follows:

U.S. federal tax at statutory rate	$	45,016,987	21.0%
State and local taxes, net of federal benefit		11,068,524	5.2
Excess tax benefits from stock-based compensation		(551,307)	(0.3)
Other, net		353,095	0.2
Provision for income taxes	$	55,887,299	26.1%

The following is a summary of the Company's net deferred tax liabilities:

Net operating loss carryforwards	$ 333,721
Stock-based compensation	3,358,775
Other	415,589
Total deferred tax assets	4,108,085
Depreciation and amortization	(7,252,108)
Deferred tax liabilities, net	$ (3,144,023)

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As of December 31, 2019, the Company had restricted U.S. federal net operating loss carryforwards of $1,589,149, related to the ownership change, which will expire in March 2021. The Company's net operating loss carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

The Company or Parent files U.S. federal, state, and local income tax returns. The Parent is currently under a New York State income tax examination for tax years 2010 through 2017. At this time, the Parent cannot estimate when examinations will conclude or the impact such examinations will have on the Company's Financial Statements, if any. Generally, the Parent is no longer subject to tax examinations by tax authorities for years prior to 2016.

As of December 31, 2019, the Company recorded $6.8 million of unrecognized tax benefits which, if recognized, would affect the Company's effective tax rate. Due to the uncertainty related to the timing and potential outcome of the audits, the Company cannot reasonably estimate the amount of the unrecognized tax benefit that could be adjusted in the next 12 months. During the year ended December 31, 2019, the Company recognized $1.2 million in penalties and interest. The Company had $1.2 million accrued for the payment of interest and penalties at December 31, 2019.

8. Affiliate Transactions

The Company allocates total compensation costs for legal and compliance, finance and accounting, sales and marketing, IT and trade support and general management personnel to certain affiliates. The allocated costs are based on an internal methodology and amounted to $239,373 for the year ended December 31, 2019. As of December 31, 2019, the amount due from this affiliate was $19,832 and is included in accounts receivable on the Statement of Financial Condition.

The Company incurred allocated expenses from the Parent including occupancy, utilities and office maintenance, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs were $9,859,773 for the year ended December 31, 2019. As of December 31, 2019, the amounts due to and from the Parent were $12,751,628 and $25,088, respectively. The net amount due to the Parent was $4,938,664 and is included in accounts payable on the Statement of Financial Condition.

The Company allocates charges for shared resources to an affiliate. As of December 31, 2019, the amounts due to and from this affiliate were $179,476 and $811,085, respectively. The net amount due from this affiliate was $631,609 and is included in accounts receivable on the Statement of Financial Condition.

The Company allocates compensation costs for shared resources, which includes sales, legal and compliance, finance and accounting, marketing, IT and trade support and general management personnel to an affiliate. The allocated costs are based on an internal methodology and amounted to $591,153 for the year ended December 31, 2019. As of December 31, 2019, the amount due from this affiliate was $494,015 and is included in accounts receivable on the Statement of Financial Condition.

Pursuant to an intermediary services agreement with an affiliate, the Company provides access to its trading platform for certain users located in Canada. In addition, the Company provides sales and customer support, legal and compliance and finance and accounting services to this affiliate. The Company charges the affiliate transaction fees for these services. The transaction fees amounted to $2,066,381 and are included in other revenues from affiliates in the Statement of Operations for the year ended December 31, 2019. As of December 31, 2019, the amounts due to and from this affiliate were $141,112 and $138,141, respectively. The net amount due to this affiliate was $2,971 and is included in accounts payable on the Statement of Financial Condition.

The Company provides support for an overseas affiliate that operates a trading platform for certain users principally located in Europe and Asia. The Company also provides marketing, legal and compliance and finance and accounting services to this affiliate. This affiliate provides intermediary services to the Company for sales and customer support for clients in the region that trade U.S. products. The net costs charged to the Company by this affiliate amounted to $55,417,834 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2019. As of December 31, 2019, the amounts due to and from this affiliate were $5,129,602 and $936,468, respectively. The net amount due to this affiliate was $4,193,135 and is included in accounts payable on the Statement of Financial Condition.

An affiliate provides the Company with trade matching, regulatory transaction reporting and market data services. The related costs charged to the Company by this affiliate amounted to $959,067. This amount is offset by charges of $464,063 for IT services and related infrastructure support that the Company provides to this affiliate, at cost. These amounts are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2019. As of December 31, 2019, the amounts due to and from this affiliate were $157,159 and $332,918, respectively. The net amount due from this affiliate was $175,758 and is included in accounts receivable on the Statement of Financial Condition.

An affiliate provides sales and customer support to the Company for certain clients located in Latin America. The related costs charged to the Company by this affiliate amounted to $1,071,450 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2019. As of December 31, 2019, the amount due to this affiliate was $64,521 and is included in accounts payable on the Statement of Financial Condition.

The Company allocates charges for allocated resources to affiliates in Singapore and the Netherlands. As of December 31, 2019, the amount due from these affiliates was $289,971 as of December 31, 2019 and is included in accounts receivable on the Statement of Financial.

9. Stock-based Compensation Plans

The Company's employees participate in the stock incentive plan of the Parent. Stock compensation expense related to restricted stock and stock options was $9,989,019 and is included in employee compensation and benefits in the Statement of Operations.

Stock Options
The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants have provided for vesting over a three or five-year period. Options generally expire in six or ten years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The weighted-average fair value for options granted during 2019 was $58.37. The following table represents the assumptions used for Black-Scholes to determine the per share weighted-average fair value for options granted for the year ended December 31, 2019:

Expected life (years)	5.0
Risk-free interest rate	2.6%
Expected volatility	25.9%
Expected dividend yield	0.8%

The following table reports stock option activity for the year ended December 31, 2019 and the intrinsic value as of December 31, 2019:

	Number of Shares	Weighted Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($)
Outstanding at December 31, 2018	94,791	$ 120.11		
Granted	5,606	210.88		
Cancelled	(548)	198.67		
Exercised	(5,657)	133.08		$ 1,203,651
Outstanding at December 31, 2019	94,192	124.28	2.5	24,002,970
Exercisable at December 31, 2019	16,577	147.81	2.9	3,834,281

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2019 of $379.11 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2019, there was $740,644 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.0 years.

Restricted Stock and Performance Shares
Restricted stock generally vests over a three or five-year period. Compensation expense is measured at the grant date and recognized ratably over the vesting period. Annual performance share awards are granted to certain officers and senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Parent of pre-tax operating income, as defined. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. Compensation expense for performance shares is measured at the grant date and recognized on a graded basis over the vesting period.

The following table reports performance share activity for annual awards, excluding the award discussed below, for the year ended December 31, 2019:

Share pay-out at plan	2,376
Actual share pay out in the following year	3,282
Weighted average fair value per share on grant date	$ 208.84

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements
December 31, 2019

In January 2016, the Company granted 26,576 multi-year performance shares to certain officers and senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Company of aggregate operating income over the three-year period beginning January 1, 2016. The pay-out ranges from zero to 150% of the performance award value. Any restricted stock awarded will vest 50% on January 31, 2020 and 50% on January 31, 2021. The fair value per share of the awards on the grant date was $103.30. The actual share payout was 106.5% or 28,298 shares.

The following table reports restricted stock and performance share activity during the year ended December 31, 2019:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2018	91,193	$ 153.78
Granted	40,582	
Performance share pay-out	31,032	
Forfeited	(1,492)	
Vested	(36,229)	
Outstanding at December 31, 2019	125,086	$ 169.94

As of December 31, 2019, there was $10,714,732 of total unrecognized compensation expense related to non-vested restricted stock and performance shares. That cost is expected to be recognized over a weighted-average period of 1.4 years.

Employee Stock Purchase Plan
The Parent offers a non-qualified employee stock purchase plan for non-executive employees. Under the plan, participants are granted the right to purchase shares of the Parent's common stock based on the fair market value on the last day of the six-month offering period. On the purchase date, the Parent will grant to the participants a number of shares of common stock equal to 20% of the aggregate shares purchased by the participant. These matching shares vest over a one-year period. The Parent issued 511 matching shares in connection with the plan for the year ended December 31, 2019.

10. Commitments and Contingencies

Credit Agreement
In October 2015, the Parent entered into a two-year amended and restated credit agreement (the "Credit Agreement") that provided for revolving loans and letters of credit up to an aggregate of $100,000,000. The Parent amended the Credit Agreement in October 2017 and extended the maturity date to October 2018. The amended Credit Agreement also provided for two additional one-year extension options and modified certain borrowing terms and covenants. Following the exercise of the first option to extend the maturity date by one year in in October 2018, the Company exercised its second option in October 2019 to extend the maturity date to October 2020. Subject to satisfaction of certain specified conditions, the Parent is permitted to upsize the borrowing capacity under the Credit Agreement by an additional $50,000,000. As of December 31, 2019, the Parent had $971,093 in letters of credit outstanding and $99,028,907 in available borrowing capacity under the Credit Agreement. The Parent's borrowings under the Credit Agreement are collateralized by first priority pledges (subject to permitted liens) of substantially all of the Parent's personal property assets, including the equity interest of the Parent in the Company.

Other

The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades which settle through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under a securities clearing agreement with a third-party clearing broker, the Company maintains a collateral deposit with the clearing broker in the form of cash. As of December 31, 2019, the deposit with clearing broker was $500,000 and is disclosed in the Statement of Cash Flows as restricted cash. The Company is exposed to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is a miscommunication or other error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreement, the clearing broker has the right to charge the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to this right for the year ended December 31, 2019.

11. Retirement and Deferred Compensation Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full-time employees of the Company. The Company made $1,662,777 in matching contributions to the 401(k) Plan for the year ended December 31, 2019.

The Parent offers a non-qualified deferred cash incentive plan to certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Parent has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2019, the fair value of the mutual fund investments and deferred compensation obligation were $2,734,975. Changes in the fair value of securities held in the rabbi trust are recognized as trading gains and losses and included in other revenues and offsetting increases or decreases in the deferred compensation obligation are recorded in employee compensation and benefits. For the year ended December 31, 2019, the trading gains were $499,194 with the offsetting impact included in compensation and benefits.

12. Subsequent Events

The Company evaluated whether any other events or transactions occurred subsequent to the date of the Statement of Financial Condition until February 24, 2020, and determined that there were no additional material events or transactions that would require recognition or disclosure in these financial statements.

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

Net Capital

Total shareholder's equity	$	165,653,245

Deductions

Nonallowable assets

Mutual funds held in rabbi trust, at fair value	2,734,975
Accounts receivable, net	51,246,979
Equipment, net	12,369,652
Software development costs, net	23,878,675
Prepaid expenses and other assets	9,663,533
Net Capital before haircuts on securities positions	65,759,431
Haircut on money market funds included in cash and cash equivalents and corporate debt	(2,099,639)
Net capital	**63,659,792**
Required net capital (greater of $250,000 or 6-2/3% of aggregate indebtedness)	3,219,204
Excess net capital	$ **60,440,588**
Aggregate indebtedness	$ 48,288,035
Ratio of aggregate indebtedness to net capital	**0.76 to 1**

There are no material differences between the calculation above and the
Company's unaudited amended FOCUS Report as of December 31, 2019 as filed
on February 24, 2020.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019   **Supplementary Schedule II**

The Company is exempt from the reserve requirements of SEC Rule 15c3-3, as the Company's activities are limited to those described in the exemption provision of paragraphs (k)(2)(ii) of SEC Rule 15c3-3. The Company met the exemption provision during the period January 1, 2019 through December 31, 2019.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019   **Supplementary Schedule III**

The Company is exempt from the reserve requirements of SEC Rule 15c3-3, as the Company's activities are limited to those described in the exemption provision of paragraphs (k)(2)(ii) of SEC Rule 15c3-3. The Company met the exemption provision during the period January 1, 2019 through December 31, 2019.